U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                        WALGREENS ALLIANCE BOOTS, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


[CtW Investment Group has posted the following tweets on Twitter.]


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp [Dec. 11, 2014} Billionaire boss behind Boots the Chemist stages boardroom coup at Walgreen, topping CEO http://dailym.ai/1zcH7La via @ThisIsMoney #corpgov

[The link is to an article in thisismoney.co.uk dated December 11, 2014 entitled "Billionaire boss behind Boots the Chemist stages boardroom coup at Walgreen."]


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp [Dec. 11, 2014} Walgreen CEO departure raises key issue: who is true acquirer when Pessina is assuming leadership, but getting premium in takeover #corpgov


[CtW Investment Group logo] CtW Investment Group [Dec 11, 2014]
Bloomberg: Walgreen Boots Vote Should Exclude Pessina, Pension Adviser Says - SWI swissinfo.ch http://swissin.fo/1uqTv50 @swissinfo_en #corpgov

[The link is to an article dated Dec. 11, 2014 in Bloomberg entitled "Walgreen Boots Vote Should Exclude Pessina, Pension Adviser Says."]


[CtW Investment Groupo logo] CtW Investment Group retweeted {Dec. 11, 2014] How Greg Wasson lost control of Walgreen http://shar.es/13GVXM via @crainschicago

[The link is to an article in Crain's Chicago Business dated Dec. 11, 2014 entitled "How Greg Wasson lost control of Walgreen."]


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp [Dec. 10, 2014] Walgreen CEO supposed to lead a $130 billion company. He changed his mind. Via @FortuneMagazine http://for.tn/1yABV0P @philwahba #corpgov

[The link is to an article in Fortune entitled "Walgreen CEO to leave after Alliance Boots deal in reversal of plan."]


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp [Dec. 10, 2014] Walgreen CEO Is Out as Top Shareholder Pessina Takes Over http://washpost.bloomberg.com/Story?docId=1376-
NGDYIU6TTDSO01-0587VT2SHTFU47SJM9JBTV8U2F . . .  #corpgov

[The link is to an article entitled "Walgreen CEO Will Step Down as Top Shareholder Takes Over."]


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp [Dec. 10, 2014] What's going on at Walgreen? CEO announces he will step down just weeks before vote on deal to acquire AB with AB's Pessina to be Interim-CEO


[CtW Investment Group logo] CtW Investment Group @CtWInvGrp [Dec 8, 2014] CTW Investment Group warns on Walgreen-Alliance Boots merger http://seekingalpha.com/news/2165345-ctw-investment-group-warns-on-walgreen-alliance-boots-merger?source=tweet . . . #WAG #activistinvestor #c

[The link is to an article in Seeking Alpha entitled "CTW Investment Group warns on Walgreen-Alliance Boots merger."]